Exhibit 99.1

Kuke Reports First Quarter 2022 Unaudited Financial Results

—First Quarter 2022 total revenue reached RMB26.1 million, up 128.8% year over year—

— First Quarter 2022 classical music licensing revenue increased by 275.8% year over year—

— First Quarter 2022 smart music learning solution sales revenue increased by 183.1% year over year—

BEIJING, May 26, 2022 /PRNewswire/ — Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Total revenue was RMB26.1 million (US$4.1 million), increased by 128.8% compared to RMB11.4 million in the same period of 2021.

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Total gross profit was RMB0.2 million (US$31.0 thousand), compared to RMB3.2 million in the same period of 2021. The decrease was mainly due to increased linear amortization of royalty payments occurred in the first quarter and lower-margin businesses representing a larger percentage of our revenue mix compared to the prior quarter.

•	Net loss was RMB35.0 million (US$5.5 million), compared to net loss of RMB37.0 million in the same period of 2021.

•	Non-IFRS net loss [1] was RMB17.1 million (US$2.7 million), compared to a Non-IFRS net loss of RMB15.6 million in the same period of 2021.

First Quarter 2022 Business Developments

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During the first quarter of 2022, the Company added an additional 116,269 tracks of traditional classical music. The Company’s copyrighted classical music content now includes over 2.9 million music tracks as of March 31, 2022. This is comprised of 2,095,293 tracks of traditional classical music, 363,715 tracks of jazz, world, folk and other genres of music, as well as 1,372 video titles, 465,749 spoken content tracks and 5,750 volumes of sheet music. These contents span across 97,011 musicians, 2,086 musical instruments and 266 countries and regions.

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In addition, the company has added more long-form videos including opera, live concert, ballet, documentary, master class, international competition, live streaming to further enrich its classical music library and capture the growth opportunities in the market.

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The Company co-sponsored the 10th Fritz Kreisler International Violin Competition to be held in September 2022. This sponsorship is carried out in conjunction with the Company’s strategic global business partner Naxos – a world-leading classical music label. With this sponsorship, the Company continues to expand its influence in the global classical music community. This is consistent with the Company’s strategic goal of global expansion.

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The Company appointed Elijah Chen as Artistic Advisor of the Group and NFT platform KOLO. The addition to the executive team aims to bring synergy to the Company’s existing business base and further unlock greater creative potential to fuel the Company’s top-notch classical music content development.

Mr. He Yu, Chief Executive Officer of Kuke, commented, “We finished the first quarter of the 2022 fiscal year with a healthy 128.8% year-over-year revenue growth. Specifically, we delivered in the first quarter a 275.8% year over year growth in licensing revenue and a 183.1% year over year growth in smart music learning solutions sales revenue. Due to the challenging environment for private kindergartens’ subscription business, we have increased our focus on providing smart music learning solutions to public schools. This is in line with the policy encouraging arts education in public schools throughout China. In the first quarter, revenues from public schools have become the main revenue growth contributor in our smart music learning segment.

As a leading classical music service platform in China, we are optimistic about the long-term growth outlook of recreational and educational demand for classical music. According to the latest 2022 IFPI report, the China recorded music market grew by 30.4% in 2021, which is above the average global growth of 18.5%. This puts China, one of the fastest growing music markets, to No. 6 in terms of total recorded music revenues, and No. 3 in terms of streaming revenues, of the global music market. As such, we will continue to invest in classical music copyrights to strengthen our classical music library, distribute self-produced classical music tracks of renowned domestic artists on mainstream international music platforms to increase our global revenues, and further drive the penetration of our classical music products and services across China.

Going forward, despite of the challenges presented by macroeconomic environment during the first quarter, we will continue to focus on strengthening our existing product and service portfolio, and executing cost saving initiatives to help us achieve a more optimized cost structure going forward. ”

[1] Non-IFRS profit/loss of the Company was arrived at after excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

First Quarter 2022 Financial Results

Total Revenue

Total revenue increased by 128.8% to RMB26.1 million (US$4.1 million) from RMB 11.4 million in the same period of 2021.

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Total licensing and subscription segment revenue decreased by 3.3% to RMB4.4 million (US$0.7 million) from RMB4.6 million in the same period of 2021. Specifically, licensing revenue increased by 275.8% to RMB1.0 million (US$0.2 million) from RMB0.3 million in the same period of 2021, due to a larger client base. Subscription revenue decreased slightly to RMB3.4 million (US$0.5 million) from RMB4.3 million in the same period of 2021, mainly due to the decrease in sales of hardware products.

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Total smart music learning solutions segment revenue increased by 9.4% to RMB7.5 million (US$1.1 million) from RMB6.8 million in the same period of 2021. Specifically, smart music learning solutions sales revenue increased by 183.1% to RMB1.2 million (US$0.1 million) from RMB0.4 million in the same period of 2021, mainly due to increased sales of smart music learning products to public schools in the first quarter of 2022. Smart music learning solutions subscription revenue from kindergarten students decreased by 1.6% to RMB6.3 million (US$1.0 million) from RMB6.4 million in the same period of 2021, due to the contraction of our private kindergarten business in 2022.

•	Total live music events segment revenue increased to RMB13.8 million (US$2.2 million), driven by the substantial increase in live music events service revenue in the quarter.

•	Total one-time disposal of obsolete inventory revenue was RMB0.4 million (US$0.1 million), as a result of the contraction of our private kindergarten business.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2022 decreased to RMB0.2 million (US$31.0 thousand) from RMB3.2 million in the same period of 2021. The decline was largely attributable to the increased linear amortization of royalty payments and lower-margin businesses representing a larger percentage of our revenue mix compared to the prior quarter. Gross margin was 0.7%, compared to 28.2% in the same period of 2021.

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The gross margin of classical music licensing and subscription segment was (10.3)%, compared to 52.4% in the same period of 2021. Specifically, the gross margin of classical music licensing improved to (192.3)% from (481.2)% in the same period of 2021, mainly due to the year-over-year revenue growth in the quarter. The gross margin of classical music subscription decreased to 45.2% from 86.6% in the same period of 2021, due to the higher linear amortization costs of royalty payments.

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The gross margin of smart music learning solutions segment was (3.1) %, compared to 23.2% in the same period of 2021. Specifically, the gross margin of smart music learning solution sales rose to 35.8% from 28.8% in the same period of 2021, due to increased revenues from the business. The gross margin of smart music learning solution subscriptions from private kindergarten students was (10.1) %, compared to 22.9% in the same period of 2021 due to higher depreciation costs as a result of the strategic contraction of the private kindergarten subscription business.

•	The gross margin of live music events segment was 12.0%, mainly due to the increased revenue from live music events services in the quarter.

•	The gross margin of one-time disposal of obsolete inventory was (193.0)%, due to the strategic contraction of the private kindergarten business.

Operating Expenses

Total operating expenses in the first quarter of 2022 decreased by 18.9% to RMB40.0 million (US$6.3 million) from RMB49.3 million in the same period of 2021.

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Selling and distribution expenses in the first quarter of 2022 increased by 14.4% to RMB8.3 million (US$1.3 million) from RMB7.3 million in the same period of 2021. The increase was mainly due to increased employees and increases in salary and wages.

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Administrative expenses in the first quarter of 2022 decreased by 38.9% to RMB24.7 million (US$3.9 million) from RMB40.4 million in the same period of 2021, due to one-time listing expenses and higher stock-based compensation costs that incurred in the first quarter of 2021.

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Impairment losses on financial assets in the first quarter of 2022 increased to RMB6.6 million from RMB1.6 million in the same period of 2021. This was mainly due to increased impairment losses on accounts receivable.

Operating Loss

Operating loss in the first quarter of 2022 was RMB36.6 million (US$5.2 million), compared to operating loss of RMB37.1 million in the same period of 2021.

Net Loss for the Period

Net loss was RMB35.0 million (US$5.5 million), compared to RMB37.0 million in the same period of 2021.

Non-IFRS Net Loss for the Period

Non-IFRS net loss was RMB17.1 million (US$2.7 million), compared to non-IFRS loss of RMB15.6 million in the same period of 2021.

Net Loss per ADS and Non-IFRS Net Loss per ADS

Basic and diluted net loss per American Depositary Share (“ADS”) were both RMB1.18 (US$0.19) in the first quarter of 2022, compared to basic and diluted net loss per ADS of RMB1.29 in the same period of 2021. Basic and diluted non-IFRS net loss per ADS were both RMB0.58 (US$0.09) in the first quarter of 2022, compared to basic and diluted non-IFRS net loss per ADS of RMB0.54 in the same period of 2021. Each ADS represents one Class A ordinary share of the Company.

Balance Sheet

As of March 31, 2022, cash and cash equivalents were RMB41.7 million (US$7.0 million).

Conference Call Information

The Company will hold a conference call at 8:00 A.M. U.S. Eastern Time on Thursday, May 26, 2022, (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Kuke Music Holding Limited

A replay of the conference call will remain accessible for one week after the live event by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	2879840

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.kuke.com/.

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted the Beijing Music Festival (“BMF”), the most renowned classical music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary AI music learning system, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China.

For more information about Kuke, please visit https://ir.kuke.com/

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

The Company uses non-IFRS profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS profit helps management to analyze trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit or loss for the period.

Non-IFRS profit for the period should not be considered in isolation or construed as an alternative to net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS profit for the period and the corresponding footnote explaining the calculation of such measure together. Non-IFRS profit for the period presented here may be different to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, and should not be compared to the measure adopted by the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS profit for the period represents profit or loss for the year excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

Investor Relations Contact:

Kuke Music Holding Limited

Email: jane.zuo@kuke.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

E-mail: kuke@icaasia.com

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of RMB and US$)

	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
NON-CURRENT ASSETS
Property, plant and equipment	60,443	56,401	8,897
Intangible assets	492,300	487,063	76,832
Right-of-use assets	3,060	1,282	202
Goodwill	237,225	237,225	37,421
Prepayments, other receivables and other assets	95,217	108,452	17,108
Deferred tax assets	7,736	10,454	1,649
Equity investment at fair value through profit or loss	1,000	1,000	158

Total non-current assets	896,981	901,877	142,267

CURRENT ASSETS
Inventories	7,307	9,408	1,484
Trade receivables	111,104	110,128	17,372
Prepayments, other receivables and other assets	34,101	33,157	5,230
Net investments in subleases	355	—	—
Due from related parties	306	2,210	349
Due from shareholders	100	100	16
Cash and cash equivalents	59,045	41,652	6,570

Total current assets	212,318	196,655	31,021

Total assets	1,109,299	1,098,532	173,288

EQUITY
Issued capital	194	195	31
Reserves	936,444	905,277	142,804

Equity attributable to equity holders of the parent	936,638	905,472	142,835
Non-controlling interests	5,021	4,821	760

Total equity	941,659	910,293	143,595

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	6,046	6,488	1,023
Contract liabilities	366	310	49
Deferred tax liabilities	1,417	1,410	222
Lease liabilities	793	—	—

Total non-current liabilities	8,622	8,208	1,294

CURRENT LIABILITIES
Trade payables	30,514	41,301	6,515
Other payables and accruals	58,178	56,743	8,951
Contract liabilities	23,506	20,199	3,186
Due to a shareholder	325	325	51
Interest-bearing loans and borrowings	41,493	58,250	9,189
Leased liabilities	2,486	1,304	206
Income tax payable	2,516	1,909	301

Total current liabilities	159,018	180,031	28,399

Total liabilities	167,640	188,239	29,693

Total equity and liabilities	1,109,299	1,098,532	173,288

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands of RMB and US$, except for per share data)

	For the three months ended March 31
	2021	2022	2022
	RMB	RMB	US$
Revenue	11,396	26,073	4,113
Subscription and licensing	4,602	4,451	702
Licensing	277	1,041	164
Subscription	4,325	3,410	538
Smart music learning solutions	6,794	7,432	1,172
Smart music learning solutions sales	403	1,141	180
Smart music learning solutions subscription	6,391	6,291	992
Live music events	—	13,788	2,175
One-time disposal of obsolete inventory	—	402	64
Cost of sales	(8,187)	(25,878)	(4,082)

Gross profit	3,209	195	31
Other income, net	9,034	3,222	508
Selling and distribution expenses	(7,285)	(8,337)	(1,315)
Administrative expenses	(40,407)	(24,683)	(3,894)
Impairment losses on financial assets, net	(1,620)	(6,633)	(1,046)
Other operating expenses	(29)	(379)	(60)

Operating (loss)/profit	(37,098)	(36,615)	(5,776)
Share of losses of a joint venture	(187)	—	—
Finance costs	(2,281)	(1,079)	(170)
Finance income	16	12	2

(Loss)/profit before tax	(39,550)	(37,682)	(5,944)
Income tax expense	2,591	2,704	427
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	(36,959)	(34,978)	(5,517)

Attributable to:
Equity holders of the parent	(36,857)	(34,778)	(5,485)
Non-controlling interests	(102)	(200)	(32)
(Loss)Earnings per share for class A and class B ordinary shares attributable to ordinary equity holders of the parent

Basic	(1.29)	(1.18)	(0.19)

Diluted	(1.29)	(1.18)	(0.19)

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KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands of RMB and US$)

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	US$
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	(36,959)	(34,978)	(5,518)

Adjustments:
Amortization and Depreciation	4,001	9,043	1,426
Share-based compensation	16,363	3,613	570
Impairment losses on financial assets, net	1,620	6,633	1,046
Income tax effects	(657)	(1,416)	(223)
Non-IFRS Profit/(loss)	(15,632)	(17,105)	(2,699)

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